SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Inherited Estate

08.31am, Wednesday 28 November 2007



Update on possible Reattribution of the Inherited Estate of the Prudential With-ProfitS Sub-Fund


In March 2007, Prudential plc (Prudential) announced it was considering a reattribution of the inherited estate held in the With-Profits Sub-Fund (WPSF) of The Prudential Assurance Company Limited (PAC) if it was in the best interests of policyholders and shareholders. Prudential continues to explore the possibility of a reattribution.

No decision has yet been taken to proceed with reattribution and policyholders need take no action at this stage.

Nick Prettejohn, Prudential UK CEO, said: "This is an extremely complex process. We are providing Peter Bloxham, the nominated Policyholder Advocate (PHA), with detailed briefings regarding both the life fund and inherited estate and we are also discussing our progress with the FSA.

"We aim to be in a position to determine whether reattribution is in the best interests of policyholders and shareholders in the first half of 2008."

Since March, Mr Bloxham has established his own independent office and engaged legal and actuarial advisers to assist him with his due diligence. His main task of reviewing and analysing Prudential's with-profits business is underway, with a programme of regular meetings with both Prudential and with the FSA. The PHA's office is also preparing plans for consulting with policyholders should the reattribution proceed.

Peter Bloxham said: "I am pleased to report that we have made progress and I am confident that if Prudential does proceed to appointment we will be ready to move quickly to the consultation stage."


ENDS



Enquiries:


Media                                         Investors/Analysts
Jon Bunn                  +44 20 7548 3559    James Matthews   +44 20 7548 3561
William Baldwin-Charles   +44 20 7548 3719



Notes to Editors:


1. Policyholders with questions on the reattribution proposals can call Prudential's dedicated Reattribution Service Centre on 0845 300 2641, 8am - 6pm Monday to Friday. Alternatively policyholders can write to Prudential, Stirling, FK9 4UE. More information on the proposed reattribution process can be found at www.pru.co.uk/reattribution

2. The Policyholder Advocate has established a website at www.prupolicyholdersadvocate.com


3.  Eligibility

In order to protect the interests of existing policyholders of Prudential's With-Profits Sub-Fund should reattribution proceed, the Eligibility Date has been set at the close of business on 14 March 2007, the day before we announced our intention to explore the possibility of a reattribution of the inherited estate.

To be eligible to benefit from this possible reattribution, policyholders must:

(i) have held an eligible policy in the With-Profits Sub-Fund as at the Eligibility Date;

(ii) and continue to hold that policy at the effective date of the reattribution.

New with-profits policies taken out after 14 March 2007 will not carry any interest in any possible future distribution of the inherited estate in the With-Profits Sub-Fund and therefore will not qualify for any payment from this potential reattribution of the inherited estate, should it occur.

Further details on eligibility can be found on Prudential's UK website at http://www.pru.co.uk/existing_customers/wp_subfund/



1.   About the Inherited Estate and reattribution

The inherited estate - or 'estate' as it is often called - is money that has built up in the With-Profits Sub-Fund over many years from a number of sources, including contributions from shareholders. It is essentially an amount of money in excess of the amount we expect to pay out to existing policyholders. It is available to support current and future business by providing the benefits associated with smoothing and guarantees, permitting investment flexibility for the fund's assets and maintaining the solvency of the fund. Reattribution of the inherited estate benefits policyholders in the With-Profits Sub-Fund in the short term, by way of a payment, in return for giving up the possibility of sharing in any potential future distribution from the estate. Reattribution will occur only if it is in the interests of policyholders and shareholders.


2.   FSA Guidelines on Reattribution

The FSA's Conduct of Business Rules include rules and guidance on the process which a regulated firm, such as Prudential, should adopt if it is seeking to reattribute an inherited estate. They can be found in full in COB 20.2.39 to COB20.2.52. Under these rules, a firm must nominate, then appoint an independent Policyholder Advocate. After his appointment, the policyholder advocate should consult with policyholders in order that he can adequately represent them in negotiations with the firm on the details of the proposed reattribution scheme. Following the conclusions of the negotiations, the PHA should write a report on the negotiations which the firm should send to policyholders with the proposed reattribution scheme. By their nature, these activities need to be sequential and are likely to stretch over a period of time.


3.   Peter Bloxham

Peter Bloxham retired as a partner in the international law firm, Freshfields Bruckhaus Deringer in October 2006. Peter founded the Restructuring & Insolvency practice at the firm in the mid-1990s, and headed it until 2005. His work involved complex investigations and negotiations with very large organisations.

He qualified as a solicitor in 1977, joined Freshfields in the same year and became a partner in 1983.

Peter worked on many high profile cases, including BCCI, Barings, British Energy, Boo.com, Enron and Eurotunnel. He was a regular adviser to Lloyd's of London, including major involvement in the formulation and implementation of the Reconstruction and Renewal proposals.

Peter's clients included the Bank of England, the Royal Bank of Scotland and UBS and he has advised the Financial Services Compensation Scheme.



About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP256 billion in assets under management as at 30 June 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 November, 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations